[GRAPHIC OMITTED] [ACERGY]

NEWS RELEASE

              ACERGY S.A. AWARDED $140 MILLION CONTRACT IN BRAZIL

London, England - October 30, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today that it has been awarded a new three year contract for the Acergy Harrier by Petrobras in Brazil, with an option for an additional three years.

This contract, valued at approximately $140 million for the first three years, is for the provision of saturation diving services to water depths of 300 metres for new construction tasks and inspection, maintenance and repair work, together with ROV services to 2,500 metres. This contract is due to commence in November 2007.

Philippe Lamoure, Vice President South America Region, said: "We are very pleased to have been awarded this contract for the Acergy Harrier. This award follows more than ten uninterrupted years of similar work by this ship for Petrobras during which we have achieved an excellent safety and operational track record. It also indicates the high degree of customer satisfaction with both the Acergy Harrier crew and our support organisation in Macae".

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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CONTACT:

Karen Menzel
Acergy S.A.
+44 20 7290 1744
karen.menzel@acergy-group.com

www.acergy-group.com

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